United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 11-K
(Mark one)

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 1-12981
Solidstate Controls, Inc. Hourly Employees’ (CWA)
Retirement Plan
(Full title of the plan)
AMETEK, Inc.
37 North Valley Road, Building 4, P.O. Box 1764
Paoli, Pennsylvania 19301-0801
(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office)

Solidstate Controls, Inc.
Hourly Employees’ (CWA) Retirement Plan
Financial Statements and Supplemental Schedule
Years ended December 31, 2007 and 2006

Solidstate Controls, Inc.
Hourly Employees’ (CWA) Retirement Plan
Statements of Assets Available for Benefits
December 31, 2007 and 2006
(Unaudited)

	December 31,
	2007	2006
Assets:

Investments, at fair value	$1,598,751	$1,329,667

Receivables:
Employer contributions	89,606	80,863
Participants contributions	5,038	4,982

Total Receivables	94,644	85,845

Assets available for benefits, at fair value	$1,693,395	$1,415,512

Adjustment from fair value to contract value for Common Collective Trust	(2,047)	2,197

Assets available for benefits	$1,691,348	$1,417,709

See accompanying notes.

Solidstate Controls, Inc.
Hourly Employees’ (CWA) Retirement Plan
Statements of Changes in Assets Available for Benefits
Years ended December 31, 2007 and 2006
(Unaudited)

	Year Ended December 31,
	2007	2006
Additions:

Contributions:
Employer	$89,606	$81,793
Participants	65,446	62,459
Participant rollovers and transfers from other plans	—	1,825

	155,052	146,077

Investment income:
Net appreciation in fair value of investments	127,477	78,141
Interest and dividend income	61,225	47,502

	188,702	125,643

Total additions	343,754	271,720

Deductions:
Benefits paid to participants	(70,115)	(12,905)

Total deductions	(70,115)	(12,905)

Net increase	273,639	258,815

Assets available for benefits:
Beginning of year	1,417,709	1,158,894

End of year	$1,691,348	$1,417,709

See accompanying notes.

Solidstate Controls, Inc.
Hourly Employees’ (CWA) Retirement Plan
Notes to Financial Statements
December 31, 2007
(Unaudited)
1. Description of Plan
General
The following brief description of the Plan provides only summarized information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
The Plan is a tax-deferred 401(k) defined contribution savings plan which provides eligible employees (whose employment is governed by the terms of a collective bargaining agreement with the Communications Workers of America (CWA)) of Solidstate Controls, Inc., an opportunity to invest a portion of their compensation, as defined by the Plan, in one or a combination of investment programs (see Note 3).
Contributions
Each year, participants have an opportunity to invest up to 16% (maximum 6% before tax and maximum 10% after tax) of their annual compensation, as defined by the Plan, in multiples of one percent, except for certain highly compensated participants who may be subject to certain regulatory limitations. Participants may also contribute amounts representing rollovers from other qualified plans. The Plan provides for Company contributions equal to 40% of the amount contributed by each participant, up to a maximum percentage ranging from 1% to 6% of the participants’ compensation as determined by the terms of the collective bargaining agreement. Retirement and matching company contributions are paid to the Plan at anytime prior to the due date prescribed by law for filing the Company’s federal income tax return for that Plan year.
The Plan has a retirement feature for eligible participants, AMETEK makes contributions to the Plan on behalf of such participants at a rate of $0.50 beginning January 1, 2007, and $0.35 prior to January 1, 2007, for each hour that an active participant is paid compensation. Participant contributions under the retirement feature of the Plan are not permitted. Investment programs and transfer and exchange privileges available under the retirement feature of the Plan are the same as the savings feature under the Plan.
Forfeited Company contributions, which are insignificant in amount, are used to reduce future employer retirement contributions or to pay Plan administration expenses.

Solidstate Controls, Inc.
Hourly Employees’ (CWA) Retirement Plan
Notes to Financial Statements
December 31, 2007
(Unaudited)
1. Description of Plan (continued)
Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan net earnings. Allocations are based on participant earnings and/or account balances, as defined. The benefit to which a participant is entitled is the balance in the participant’s vested account.
Vesting
Participants are fully vested at all times in their contributions to the Plan. Company contributions under the savings provisions of the Plan and under the retirement feature of the Plan through December 31, 2007 become fully vested after five years of service. On January 1, 2007, employer retirement feature contributions and related earnings on or after January 1, 2007, will become fully vested after three years of service.
Participant Loans
Participants may borrow a minimum of $1,000 or up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Participants may have up to two loans outstanding at any time, although only one loan may be for a primary residence, the sum of which may not exceed the maximum allowable under the Plan. Repayment terms of the loans are generally limited to no longer than 60 months from inception or for a reasonable period of time in excess of 60 months for the purchase of a principal residence, as fixed by the Plan’s Administrative Committee. The loans are secured by the balance in the participant’s account, and bear interest at rates established by the Plan’s administrative committee, which approximate rates charged by commercial lending institutions for comparable loans. Interest rates on loans outstanding at December 31, 2007 ranged between 5% and 9.25%. Principal and interest is paid ratably through payroll deductions. Participant loans outstanding at December 31, 2007 and 2006, respectively, totaled $123,299 and $106,142 are included in investments in the accompanying statements of assets available for benefits.

Solidstate Controls, Inc.
Hourly Employees’ (CWA) Retirement Plan
Notes to Financial Statements
December 31, 2007
(Unaudited)
1. Description of Plan (continued)
Payment of Benefits
On termination of service, death, disability or retirement, a participant may receive a lump-sum amount equal to his or her vested account, elect to receive payment in installments for life, subject to certain restrictions based on life expectancy or direct rollover to an eligible retirement plan. When a participant attains age 59 1/2 while still an employee, he or she can elect to withdraw a specified portion of his or her vested account balance without incurring an income tax penalty. Also, in certain cases of financial hardship, a participant may elect to withdraw up to a specified portion of his or her vested account balance, regardless of age.
Plan Termination
The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time subject to the provisions of ERISA, and applicable labor agreements. In the event of Plan termination, each participant will receive the value of his or her separate vested account.
2. Summary of Significant Accounting Policies
Basis of financial statements and presentation format
The accompanying financial statements are unaudited because the number of participants in the Plan are fewer than the number of participants which would require audited financial statements under ERISA. The accompanying financial statements have been prepared on the accrual basis of accounting, in accordance with U.S. generally accepted accounting principles.

Solidstate Controls, Inc.
Hourly Employees’ (CWA) Retirement Plan
Notes to Financial Statements
December 31, 2007
(Unaudited)
2. Summary of Significant Accounting Policies (continued)
Use of estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates and assumptions.
Risks and uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
Investment valuation and income recognition
Investments in shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. Money market and short-term investments are carried at the fair value established by the issuer and/or the trustee. The participant loans are valued at their outstanding book values, which approximates fair value.
As described in Financial Accounting Standards Board Staff Position (FSP) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common collective trust (Vanguard Retirement Savings Trust). As required by the FSP, the statements of net assets available for benefits present the fair value of the Vanguard Retirement Savings Trust and the adjustment from fair value to contract value. The fair value of the Plan’s interest in the Vanguard Retirement Savings Trust is based on information reported by the issuer of the common collective trust at year-end. The contract value of the Vanguard Retirement Savings Trust represents contributions plus earnings, less participant withdrawals and administrative expenses.

Solidstate Controls, Inc.
Hourly Employees’ (CWA) Retirement Plan
Notes to Financial Statements
December 31, 2007
(Unaudited)
2. Summary of Significant Accounting Policies (continued)
Investment valuation and income recognition
Purchases and sales of investments are reflected on trade dates. Realized gains and losses on sales of investments are based on the average cost of such investments. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned.
The net appreciation of investments represents the sum of the change in the difference between year-end market value and the cost of investments, and the difference between the proceeds received and the cost of investments sold during the year.
3. Investment Programs
At December 31, 2007 and 2006, the Vanguard Fiduciary Trust Company was the Trustee and a party-in-interest to the Plan.
A participant may direct contributions (up to certain specified limits) in any of the following investment options.
•	AMETEK Stock Fund

•	Vanguard Retirement Savings Trust

•	Registered investment companies:
•	Vanguard Total Bond Market Index Fund

•	Vanguard LifeStrategy Funds

•	Vanguard Wellington Fund

•	Vanguard Windsor II Fund

•	Vanguard PRIMECAP Fund

•	Vanguard Small-Cap Index Fund

•	Vanguard 500 Index Fund

•	Evergreen Small Cap Fund

•	Julius Baer International Equity Fund

•	BlackRock Small Cap Fund
Participants may change their investment options or transfer existing account balances to other investment options daily.

Solidstate Controls, Inc.
Hourly Employees’ (CWA) Retirement Plan
Notes to Financial Statements
December 31, 2007
(Unaudited)
3. Investment Programs (continued)
The fair value of individual investments that represent 5% or more of the Plan’s assets at year-end are as follows:

	December 31,
	2007	2006

AMETEK Stock Fund	$327,732	$220,055
Vanguard Retirement Savings Trust	269,289	231,278
Vanguard 500 Index Fund	169,573	156,174
Vanguard Total Bond Market Index Fund	161,344	139,853
Loan Fund	123,299	106,142
Vanguard Wellington Fund	116,765	100,023
Vanguard LifeStrategy Growth Fund	89,377	72,939
During 2007 and 2006 the Plan’s investments (including gains and losses on investments bought, sold, as well as held during the year) appreciated in value as follows:

	December 31,
	2007	2006
Common stock	$106,212	$27,420
Registered investment companies	21,265	50,721

	$127,477	$78,141

Solidstate Controls, Inc.
Hourly Employees’ (CWA) Retirement Plan
Notes to Financial Statements
December 31, 2007
(Unaudited)
4. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated November 1, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan sponsor will take all steps necessary, if any, to maintain the Plan’s qualified status.
5. Administrative Expenses
The expenses of administering the Plan are payable from the trust funds, unless the Company elects to pay such expenses. At present, the Company has elected to pay such expenses directly.
6. Differences Between Financial Statements and Form 5500
The following is a reconciliation of assets available for benefits per the financial statements to the Plan’s Form 5500:

	December 31,
	2007	2006
Assets available for benefits per the financial statements	$1,691,348	$1,417,709
Adjustment from contract value to fair value for Common Collective Trust	2,047	(2,197)

Assets available for benefits per Form 5500	$1,693,395	$1,415,512

Solidstate Controls, Inc.
Hourly Employees’ (CWA) Retirement Plan
Notes to Financial Statements
December 31, 2007
(Unaudited)
7. Plan Amendments
Effective January 1, 2007, the Company will match $.50 on each dollar contributed by the employee to the Plan. The match will apply to contributions of up to 6% of the employee’s income.
Ongoing, the Company will contribute to the Plan as follows:
•	Effective January 1, 2007, the Company’s contribution will be increased by $.05 per hour to $.55 per hour worked

•	Effective January 1, 2008, the Company’s contribution will be increased by $.05 per hour to $.60 per hour worked

•	Effective January 1, 2009, the Company’s contribution will be increased by $.05 per hour to $.65 per hour worked
8. Recent Accounting Pronouncements
In September 2006, the Financial Accounting Standards Board issued Statement on Financial Accounting Standards No. 157 (FAS 157), Fair Value Measurement. This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Plan management is currently evaluating the effect that the provisions of FAS 157 will have on the Plan’s financial statements

Solidstate Controls, Inc.
Hourly Employees’ (CWA) Retirement Plan
EIN 31-0648695 Plan # 050
Schedule H, Line 4i
Schedule of Assets (Held at end of Year)
December 31, 2007
(Unaudited)

	Description of investment, including
	maturity date, rate of interest,	Current
Identity of issue, borrower, lessor or similar party	collateral, par, or maturity value	Value

AMETEK Stock Fund*	Common Stock Fund	$327,732
Vanguard Retirement Savings Trust *	Common/Collective Trust	271,336
Vanguard Total Bond Market Index Fund*	Registered Investment Company	161,344
Vanguard LifeStrategy Conservative Growth Fund*	Registered Investment Company	49,811
Vanguard LifeStrategy Growth Fund*	Registered Investment Company	89,377
Vanguard LifeStrategy Moderate Growth Fund*	Registered Investment Company	72,335
Vanguard Wellington Fund*	Registered Investment Company	116,765
Vanguard Windsor II Fund*	Registered Investment Company	38,515
Vanguard PRIMECAP Fund*	Registered Investment Company	73,972
Vanguard Small-Cap Index Fund*	Registered Investment Company	24,508
Vanguard 500 Index Fund*	Registered Investment Company	169,573
Evergreen Small Cap Value Fund	Registered Investment Company	3,059
Julius Baer International Equity Fund	Registered Investment Company	54,970
BlackRock Small Cap Fund	Registered Investment Company	22,155
Loan Fund*	Interest rates ranging from	123,299
	5.0% to 9.25%	—

		$1,598,751

*	Indicates party-in-interest to the Plan. Historical cost column is not included as all investments are participant-directed.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Members of the Administrative Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Solidstate Controls, Inc. Hourly Employees’(CWA) Retirement Plan
(Name of Plan)

Dated: June 19, 2008	By:	/s/ John J. Molinelli
John J. Molinelli, Member,
Administrative Committee